DOWNEY BRAND LLP
555 Capitol Mall, 10th Floor
Sacramento, CA 95814
P: 916/444-1000
F: 916/444-2100
downeybrand.com


November 4, 2003



Metalink Ltd.
Yakam Business Park
Yakum 60972, Israel


Ladies and Gentlemen:

We have acted as special tax counsel to Metalink Ltd., an Israeli corporation (the "Company"), in connection with the Company's preparation of a Form F-3 registration statement (the "Registration Statement") filed with the Securities and Exchange Commission ("SEC") on September 24, 2003 (No. 333-104147), with respect to the offering and sale (the "Offering") of up to 10,565,651 ordinary shares of the Company (the "Ordinary Shares") by the selling shareholders identified in the Registration Statement.

In connection with the Offering, you have requested our opinion regarding material U.S. federal income tax matters, including those arising out of the Company's status as a "Passive Foreign Investment Company" ("PFIC") under the Internal Revenue Code of the United States ("Code").


In connection with the opinion rendered below we are informed by the Company that, based upon the Company's own evaluation, that it was a PFIC for calendar years 2001 and 2002. We have assumed, with your consent, that the Company's determination of its status as a PFIC is correct for years 2001 and 2002.

Based on our examination of relevant law and the assumptions set forth above, we are of the opinion that the descriptions of applicable U.S. federal income tax law and the legal conclusions related thereto contained in the Prospectus under the caption "Risk Factors-- If we continue to be characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences" and under the section "Material Tax Consequences to Purchasers of our Ordinary Shares in This Offering" (which descriptions and conclusions are attached to and made a part of this opinion) are correct in all material respects, and the discussion thereunder fairly summarizes U.S. federal income tax considerations likely to be material to U.S. holders of the Ordinary Shares.

We will not review on a continuing basis the Company's PFIC status or whether any of the laws, regulations, interpretations and judicial decisions upon which we have relied in rendering the above opinion continue in their current form. We disclaim any undertaking or obligation to inform you of any subsequent changes to laws, regulations, interpretations or judicial decisions that might affect the future PFIC status of the Company. We also advise you that the Internal Revenue Service has not issued Final Regulations or administrative interpretations with respect to all provisions of the Code relating to PFIC status. No assurance can be given that the law will not change in a way that would cause the opinion given above to become invalid in the future. Further, we disclaim any opinion concerning whether the Company was a PFIC as to any past period or may be a PFIC with respect to the current or future periods.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus. In giving this consent, we do not concede that we are a person whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

The foregoing opinion is limited to the U.S. federal income tax matters expressly addressed herein, and no other opinions are rendered with respect to any other matter. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee and the purchasers of the Ordinary Shares pursuant to the Prospectus, and it may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

Very truly yours,


DOWNEY BRAND LLP

                                  ATTACHMENT I

                                       to

                        TAX OPINION OF DOWNEY BRAND, LLP

If we continue to be characterized as a Passive Foreign Investment Company, our U.S. shareholders may suffer adverse tax consequences.

If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for U.S. federal income tax purposes. We were a PFIC in 2001 and 2002, but have not yet determined whether we are likely to be characterized as a PFIC for 2003.

Characterization as a PFIC could result in adverse U.S. tax consequences to our shareholders who are considered U.S. taxpayers under the U.S. federal income tax laws. Specifically, gain on the sale of shares of a PFIC will not receive capital gains treatment, but, depending upon the individual circumstances, may be taxed at ordinary income rates or the highest marginal rate. In some cases, for shares held longer than one year, gain on a sale will be allocated ratably over the prior year, and the taxpayer could be charged interest with respect to the prior year income. Likewise, distributions by a PFIC will be taxed at ordinary income rates or, depending upon circumstances, at the highest marginal rate.

                  Taxpayers may mitigate such adverse tax consequences through elections that recognize tax liability in a current year. See the discussion under the caption "Material Federal Tax Consequences to U.S. Shareholders: PFIC Considerations."

                                  ATTACHMENT II

                                       to

                        TAX OPINION OF DOWNEY BRAND, LLP



Material Tax Consequences to Purchasers of our Ordinary Shares in this Offering

Taxation of Disposition of Our Ordinary Shares Under Israeli Law and the US-Israel Tax Treaty

                  Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.- Israel Tax Treaty"), the sale, exchange or disposition of our ordinary shares, including those being offered by this prospectus, by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.- Israel Tax Treaty, in most circumstances, will not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our ordinary shares, including those being offered by this prospectus, by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends Distributed to Non-Resident Holders of Our Ordinary Shares Under Israeli Law and the US-Israel Tax Treaty

                  Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. In the event dividends are distributed by the company, other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an approved enterprise) is withheld at source, unless specific exemption or relief is available or a different rate is provided in a treaty between Israel and the shareholder's country of residence.

                  Under the U.S.-Israel Tax Treaty, in most circumstances, the maximum tax on dividends paid to a holder of our ordinary shares, including those being offered by this prospectus, who is a Treaty U.S. Resident will be 25% (however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%). Furthermore, dividends not generated by an approved enterprise paid to a U.S. company holding 10% or more of our ordinary shares, including those being offered by this prospectus, are taxed at a rate of 12.5%.

                  We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, including on those being offered by this prospectus. We currently intend to retain all future earnings for use in the development of our business.

Material Federal Tax Consequences to U.S. Shareholders:  PFIC Considerations.

         The following section discusses the material United States federal income tax consequences that generally apply to a United States holder of Metalink Ordinary Shares. The legal conclusions in this discussion are based on an opinion of Downey Brand LLP, which has acted as United States special tax counsel in connection with this offering.

                  This discussion addresses only United States federal income taxation under the United States Internal Revenue Code. It does not address state and local taxation. This discussion is directed to individual taxpayers who are citizens of the United States. It is not, for example, directed at foreign taxpayers, entities, fiduciaries or retirement plans. It does not address all aspects of United States federal income taxation, just those considered material to potential individual U.S. investors. Any potential investor is cautioned to consult the investor's personal tax advisor about the PFIC rules discussed herein.

                  The tax consequences to particular investors may differ from those described below, depending on the investor's individual circumstances. The PFIC provisions of the Internal Revenue Code are highly technical and complex. The law, rules and IRS rulings, judicial decisions and administrative interpretations that apply to PFICs may change at any time, and any changes may be applied retroactively.

                  If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a Passive Foreign Investment Company ("PFIC") for federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are considered U.S. taxpayers under the U.S. tax laws. The discussion below applies to such taxpayers.

                  Generally, a foreign corporation is treated as a PFIC for federal income tax purposes if either (i) 75% or more of its gross income in a taxable year (including its pro-rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value) is passive income; or (ii) 50% or more of the average fair market value of assets during a taxable year (including its pro-rata share of the assets of any company in which it is considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income. For this purpose, passive income includes items such as dividends, royalties, interest and rents.

                  A shareholder who does not, as discussed below, make an election either to (i) treat a PFIC as a "qualified electing fund" ("QEF"), or
(ii) mark its shares to market will be subject to the following tax consequences:

o any distribution with respect to the shares will be classified as an excess distribution to the extent that it is greater than 125% of the average of all distributions made in the shorter of (i) the last three years or (ii) the shareholder's holding period for prior tax years;

o the shareholder will treat any distributions not characterized as excess distributions as ordinary income in the year received;

o excess distributions and any gain from the sale of shares will be allocated ratably to each day of the shareholder's holding period;

o allocations to the current year or any prior year that the company was not a PFIC will be treated as ordinary income in the tax year received;

o allocations to prior tax years when the company was a PFIC will create a tax liability determined at the highest tax rate for the year of the allocation, and interest will be imposed from the due date of the tax return for that year;

o the shareholder will be required to file an annual return on IRS Form 8621 regarding distributions received on, or gain recognized on dispositions of, PFIC shares;

o any person who acquires the PFIC shares upon the death of a PFIC shareholder will not receive a step-up to market value of his income tax basis for such shares but will instead have a tax basis equal to the lower of (i) the stock's market value or (ii) the stock's basis in the hands of the decedent.

                   As previously announced, we believe that we were characterized as a PFIC for 2001 and 2002. Until passive income declines to a sufficiently low level compared to operating profits, we are at risk of being a PFIC in additional years. Although we will endeavor to avoid such characterization in the future, we may not be able to do so.

                  There are ways to mitigate against the effects of PFIC status. First, any shareholder who holds shares at any time during a year in which the company is a PFIC may mitigate the consequences of PFIC characterization by electing to treat the company as a QEF. The QEF election results in shareholder's annually including in income a pro rata share of the company's earnings and net capital gains, regardless of whether the company distributes any such gains. Upon disposition of PFIC shares, a shareholder with a QEF election in place will receive capital gains treatment on any gain or loss. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing shareholder.

                  Alternatively, a shareholder may also make a "mark-to-market" election. Such an election allows the shareholder to treat the shares as if they were sold and immediately repurchased at the close of each taxable year. The shareholder must include as ordinary income the amount of any increase in the market value of the shares since the close of the preceding taxable year, or the beginning of the shareholder's holding period if less than one year. Losses are allowed only to the extent of net mark-to-market gain previously included as income by the shareholder under the election for prior taxable years. As with the QEF election, a shareholder who has made a mark-to-market election with respect to PFIC shares is not subject to ratable allocations of gain to each day of the holding period, the imposition of a tax liability calculated at the highest marginal rate for gain allocated to prior tax years, or the interest charge. However, such a shareholder who elects the mark-to-market treatment for PFIC shares will not receive the step up in basis to market value at death. Except in a circumstance in which shares of the company ever cease to be marketable, a mark-to-market election is irrevocable without IRS consent and will continue to apply even in years that the company is no longer a PFIC.

                  U.S. Holders of Metalink shares are strongly urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a mark-to-market or QEF election with respect to their holding of Metalink Ordinary Shares, including warrants or rights to acquire Metalink Ordinary Shares.